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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            First Brands Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   319356101
                        ------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP No. 319356101                                      Page 2 of 5 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ARIEL CAPITAL MANAGEMENT, INC.                  John W. Rogers, Jr.
          IRS ID # 36-3219058                             SSN # ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
          Not Applicable
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois Corporation

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                Ariel - 1,914,315                  Rogers - 0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                              Ariel - 25,700                     Rogers - 0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                 Ariel - 1,940,015                  Rogers - 0

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                              Ariel - 0                          Rogers - 0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              Ariel - 1,940,015                  Rogers - 0
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*
               Not Applicable

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              Ariel - 1,940,015/39,045,100=4.97% Rogers - 0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                              Ariel - IA                         Rogers - HC

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* This report is being made on behalf of John W. Rogers, Jr., President and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

                                                    Date:   10/31/98
                                                          -------------
                                                           Page 3 of 5


Item 1(a)      Name of Issuer:

               First Brands Corporation


Item 1(b)      Address of Issuer's Principal Executive Offices:

               83 Wooster Heights Road, Danbury, CT 06813-1911
               ______________________________________________________________


Item 2(a)      Name of Person Filing:

               Ariel Capital Management, Inc.


Item 2(b)      Address of Principal Business Office:

               307 North Michigan Avenue, Chicago, IL 60601


Item 2(c)      Citizenship:

               an Illinois corporation


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               319356101

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.        Ownership.

               (a) Amount Beneficially Owned:

                       (See Page 2, No. 9)

                                                    Date:   10/31/98
                                                          -------------
                                                           Page 4 of 5

               (b) Percent of Class:

                    (See Page 2, No. 11)


               (c) Number of shares as to which each person has:
                   (i)   sole power to vote or to direct the vote
                         (See Page 2, No. 5)

                   (ii) shared power to vote or to direct the vote (See Page 2, No. 6)

                   (iii) sole power to dispose or to direct the
                         disposition of (See Page 2, No. 7)

                   (iv) shares power to dispose or to direct the disposition of (See Page 2, No. 8)

Item 5.        Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that
               as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    All securities reported upon this Schedule are owned by
               investment advisory clients of Ariel Capital Management, Inc., no one of which to the knowledge of Ariel Capital Management, Inc. owns more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

                                                    Date:   10/31/98
                                                          -------------
                                                           Page 5 of 5




                                   SIGNATURE

     The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.


                                 ARIEL CAPITAL MANAGEMENT, INC.


                                     /s/ John W. Rogers, Jr.
                                 By: _________________________________________
                                     John W. Rogers, Jr.
                                     President and Co-Chief Investment Officer





DATED: November 10, 1998